 Exhibit 99.1

Ardmore Shipping Corporation Announces Appointment of Curtis McWilliams as Chairman of its Board of Directors

HAMILTON, Bermuda, Dec. 17, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that Reginald L. Jones is stepping down as Chairman of the Board of Directors of the Company effective December 31, 2018. He will remain as a director until the Company's annual general meeting in 2019, when he does not intend to stand for re-election. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC, Ardmore's initial investor in 2010 which exited its position in Ardmore as part of the monetization of its Fund II in November 2017. Curtis McWilliams has been appointed as Chairman of the Board effective January 1, 2019.

Mr. McWilliams became a director of Ardmore in January 2016. He has over 25 years of experience in public and private company governance and corporate finance, including as a transportation industry investment banker with Merrill Lynch & Co. for 13 years and CEO of NYSE-listed company Trustreet Properties Inc. He serves currently as Lead Director of Braemar Hotels and Resorts, Inc. Mr. McWilliams holds an MBA with concentration in Finance from the University of Chicago Graduate School of Business, and a BSE in Chemical Engineering from Princeton University.

Reginald L. Jones, Ardmore's retiring Chairman, commented:

"It has been a privilege to serve as Ardmore's Chairman since the Company's inception in 2010 and to guide the evolution of Ardmore into a truly best-in-class public shipping company. I believe that the team and the corporate culture at Ardmore are extraordinary and I am confident that the Company will continue to set the pace for many years to come. I am also very pleased to pass the chairmanship to a highly capable leader in Curtis McWilliams."

Anthony Gurnee, Ardmore's Chief Executive Officer, commented:

"I want to express my sincere appreciation to Regg for his service to Ardmore, in particular over the past year when he has stayed on to help complete the transition from Greenbriar sponsorship to Ardmore becoming one of the few truly independent and widely-held public shipping companies. We have benefitted greatly from Regg's leadership and will miss him following our 2019 annual general meeting, but he will leave the Company in the very capable hands of Curtis McWilliams and our other board members who possess a broad range of relevant skills and experience and a singular desire to do right by our shareholders."

Curtis McWilliams, Ardmore's incoming Chairman, commented:

"I am honored to assume the role of Chairman and look forward to working even more closely with the Ardmore management team. With a leading fleet of modern, fuel-efficient MR tankers and excellent people both ashore and afloat, Ardmore is well positioned to thrive amid the opportunities that lie ahead, including the significant product tanker charter rate recovery presently underway, the very solid underlying fundamentals, and an anticipated further strengthening of charter rates from the IMO 2020 fuel transition."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others: matters affecting long-term market fundamentals and related opportunities; potential failure of a product tanker cyclical recovery or of the Company to benefit from related opportunities; and those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com